Underlying supplement no. 920 To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006	Registration Statement no. 333-134553 Dated August 28, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

The AMEX Gold BUGS Index® (HUI)

General

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Lehman Brothers Holdings Inc. may from time to time offer and sell notes linked to an index. This underlying supplement no. 920 describes The AMEX Gold BUGS Index® (the “Index”). The specific terms for each series of notes will be included in a product supplement. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes. We refer to such term sheets and pricing supplements generally as terms supplements. You should read the base prospectus, the MTN prospectus supplement, the relevant product supplement and any other related prospectus supplement, term sheet or pricing supplement, including the description of The AMEX Gold BUGS Index® set forth in this underlying supplement, carefully before you invest in the notes. Any terms used herein but not defined herein shall have the meanings given to them in the base prospectus, the MTN prospectus supplement or relevant product supplement or free writing prospectus. This underlying supplement may not be used to sell securities unless accompanied by the base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplement.

Investing in notes linked to The AMEX Gold BUGS Index® involves a number of risks. See “ Risk Factors” beginning on page US-1 in this underlying supplement no. 920 and “Risk Factors” in the relevant product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 920, the accompanying base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplements. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

August 28, 2007

The Amex Gold BUGS Index (HUI) (“Index”) is sponsored by, and is a service mark of, the American Stock Exchange LLC (“Exchange”). The Index will be used with the permission of the Exchange.

The American Stock Exchange LLC in no way sponsors, endorses or is otherwise involved in the transactions specified and described in this document (“Transaction”) and the Exchange disclaims any liability to any party for any inaccuracy in the data on which the Index is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Index, or for the manner in which it is applied in connection with the Transaction.

Underlying Supplement

Risk Factors	US-1
The AMEX Gold BUGS Index®	US-3

MTN Prospectus Supplement
Risk Factors	S-4
Description of the Notes	S-13
Supplemental United States Federal Income Tax Consequences	S-37
Certain ERISA Considerations	S-44
Plan of Distribution	S-45
Appendix A	A-1

Base Prospectus
Prospectus Summary	1
General Information	6
Cautionary Statement Regarding Forward-Looking Statements	6
Use of Proceeds	7
Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7
Description of Debt Securities	8
Description of Warrants	19
Description of Purchase Contracts	23
Description of Preferred Stock	27
Description of Depositary Shares	30
Description of Common Stock	32
Description of Units	34
Form, Exchange and Transfer	37
Book-Entry Procedures and Settlement	38
United States Federal Income Tax Consequences	40
Plan of Distribution	54
Certain ERISA Considerations	58
Where You Can Find More Information	58
Legal Matters	59
Experts	59

In making your investment decision, you should rely only on the information contained or incorporated by reference in the relevant terms supplements, this underlying supplement no. 920, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement with respect to the notes offered and with respect to Lehman Brothers Holdings Inc. The relevant terms supplements, this underlying supplement no. 920, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. We have not authorized anyone to give you any additional or different information. The information in the relevant terms supplements, this underlying supplement no. 920, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplements, this underlying supplement no. 920 and the relevant product supplement are not appropriate for all investors, and involve important legal

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and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplements, this underlying supplement no. 920, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 920, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement, “we,” “us” and “our” refer to Lehman Brothers Holdings Inc., unless the context requires otherwise.

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RISK FACTORS

Your investment in notes linked to the Index will involve certain risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. In addition, your investment in notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks before you decide that an investment in notes linked to the Index is suitable for you. In addition, you should consider carefully the discussion of risks set forth in the relevant product supplement before you decide that an investment in the notes is suitable for you.

Amex may adjust the Index in a way that affects its level and adversely affects the value of your notes, and Amex has no obligation to consider your interests.

The American Stock Exchange LLC (“Amex”), the publisher of the Index, is responsible for calculating and maintaining the Index. We are not affiliated with Amex in any way (except for licensing arrangements discussed below in “The AMEX Gold BUGS Index®”) and have no way to control or predict its actions including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index.

Amex can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, Amex may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of your notes. Amex has no obligation to consider your interests in calculating or revising the Index. See “The AMEX Gold BUGS Index®.”

Neither Lehman Brothers nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about the Index or Amex contained in this underlying supplement or any public disclosure of information by Amex. You, as an investor in the notes, should make your own investigation into the Index and Amex.

We cannot control actions by the companies whose common stocks or other equity securities make up the Index.

We are not affiliated with any of the companies whose stock is included in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your notes. None of the money you pay us will go to Amex or any of the companies included in the Index and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

You will have no shareholder rights in issuers of stocks underlying the Index.

Investing in the notes is not equivalent to investing in the securities underlying the Index. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities composing the Index would have.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

The stocks of some of the companies that make up the Index have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The securities markets on which the stocks of the companies included in the Index are traded are not as large as the U.S. securities markets and have substantially less trading volume. Consequently, such stocks may be less liquid than, and may experience high price volatility relative to, stocks traded in the U.S. securities markets. There is also a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of certain types of investors (including investment funds and other institutional investors) in these securities markets. As a result, the securities markets on which the stocks of the companies included in the Index are traded may be subject to significantly greater risk and price volatility than the U.S. securities markets.

The Index’s component stocks are concentrated in one industry.

All of the Index’s component stocks are issued by companies whose primary lines of business are directly associated with gold mining. As a result, any investment in the notes will be highly concentrated in one industry.

The market price of gold will directly affect the level of the level of the Index and will therefore affect the market value of the notes.

We expect that generally the market value of the notes will depend primarily on the market price of gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include macroeconomic factors, including, among other things:

(1) The structure of and confidence in the global monetary system;

(2) Expectation regarding the future rate of inflation;

(3) The relative strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted;

(4) Interest rates and gold borrowing and lending rates; and

(5) Global or regional economic, financial, political, regulatory, judicial or other events.

Gold prices may also be affected by industry factors such as:

(1) Industrial and jewelry demand;

(2) Lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold;

(3) Levels of gold production and production costs; and

(4) Short-term changes in supply and demand because of trading activities in the gold market.

The level of the Index may be affected by factors that are specific to the Index’s component stocks and therefore may differ from the price of gold.

The Index consists of companies involved in gold mining and is designed to provide significant exposure to near term movement in the price of gold. However, the notes are not directly linked to the price of gold and therefore, if the price of gold increases or decreases, the level of the Index may not move in the same direction or by the same magnitude. Factors that are specific to each Index component stock and unrelated to the price of gold may affect the price of such component stock adversely.

Changes that affect the Index will affect the market value of the notes and the amount you will receive at maturity.

Amex’s policies concerning (i) the calculation of the Index, (ii) additions, deletions or substitutions of the component stocks of the Index and (iii) the manner in which changes affecting the component stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Index, could affect the Index and, therefore, could affect the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if Amex changes these policies, for example by changing the manner in which it calculates the Index, or if Amex discontinues or suspends calculation or publication of the Index, in which case it may become difficult to determine the market value of the notes.

THE AMEX GOLD BUGS INDEX®

We have derived all information contained in this underlying supplement no. 920 regarding The AMEX Gold BUGS Index®, including, without limitation, its make-up, method of calculation, and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Amex. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

Additional information concerning the Index may be obtained at the Amex website (www.amex.com). Information contained in the Amex website is not incorporated by reference in, and should not be considered part of, this underlying supplement or any terms supplement.

You can obtain the level of the Index at any time from the Bloomberg® service under the symbol “HUI,” or from the Amex website at www.amex.com.

AMEX Gold BUGS Index® Composition and Maintenance

The AMEX Gold BUGS (Basket of Unhedged Gold Stocks) Index® (HUI) is a modified equal dollar weighted index of companies involved in gold mining. The Index was designed to provide significant exposure to near term movements in gold prices by including companies that do not hedge their gold production beyond 1.5 years. The Index was launched on March 15, 1996 with a base value of 200.00. Adjustments are made quarterly after the close of trading on the third Friday of March, June, September and December so that each component stock represents its assigned weight in the Index. The value of the Index is published every 15 seconds through the Consolidated Tape Association’s Network B under the ticker symbol “HUI”.

The Index is calculated and maintained by Amex. Amex may change the composition of the Index at any time to reflect the conditions of the gold mining industry and to ensure that the component securities continue to represent the gold mining companies. The Index is maintained in accordance with Exchange Rule 901c, which, among other things, requires that securities meet the following requirements in order to be eligible for inclusion in the Index:

(1) All component stocks will either be listed on Amex, the New York Stock Exchange, or the National Association of Securities Dealers Automated Quotation System; and

(2) A minimum market value of at least $75 million, except that for each of the lowest weighted component securities in the Index that in the aggregate account for no more than 10% of the weight of the Index, the market value can be at least $50 million;

(3) Trading volume in each of the last six months of not less than 1,000,000 shares, except that for each of the lowest weighted component securities in the Index that in the aggregate account for no more than 10% of the weight of the Index, the trading volume shall be at least 500,000 shares in each of the last six months;

(4) Foreign country securities or American Depositary Receipts (“ADRs”) thereon that are not subject to comprehensive surveillance agreements do not in the aggregate represent more than 20% of the weight of the Index; and

(5) At least 90% of the Index’s numerical index value, and at least 80% of the total number of component securities, will meet the current criteria for standardized option trading set forth in Exchange Rule 915.

Every quarter after the close of trading on the third Friday of March, June, September and December, the Index portfolio is adjusted by changing the number of shares of each component stock so that each one again represents an assigned weight in the Index. The newly adjusted portfolio becomes the basis for the Index’s value effective on the first trading day following the quarterly adjustments. If necessary, a divisor adjustment is made to ensure continuity of the Index’s value.

The number of shares of each component stock in the Index portfolio remain fixed between quarterly reviews, except in the event of certain types of corporate actions such as the payment of a dividend, other than an ordinary cash dividend, stock distribution, stock split, reverse stock split, rights offering, or a distribution, reorganization, recapitalization, or some such similar event with respect to a component stock. When the Index is adjusted between quarterly reviews for such events, the number of shares of the relevant security will be adjusted, to the nearest whole share, to maintain the component’s relative weight in the Index at the level immediately prior to the corporate action. The Index may also be adjusted in the event of a merger, consolidation, dissolution, or liquidation of an issuer of a component stock. In the event of a stock replacement, the average dollar value of the remaining components that are assigned the lower index weight will be calculated and that amount invested in the new component stock to the nearest whole share. In choosing among stocks that meet the hedging requirements and minimum criteria set forth in Exchange Rule 901c, Amex represents that it will make every effort to add new stocks that are representative of the gold mining industry and will take into account, among other factors, a stock’s capitalization, liquidity, volatility, and name recognition. In connection with any adjustments to the Index, the index divisor is adjusted to ensure that there are no changes to the index level as a result of non-market forces.

AMEX Gold BUGS Index® Calculation

The Index is calculated using a modified equal-dollar weighting methodology. Three of the largest component securities by market value are assigned higher percentage weights in the Index at the time of the quarterly rebalancing and the remaining Index components are given an equal percentage weight. The Index has a scheduled quarterly rebalance after the close of trading on the third Friday of March, June, September, and December, so that each component stock is represented at approximately its assigned weight in the Index. The following provides a list of the current Index components and the weight to which each component is set at the time of each quarterly rebalance.

Symbol	Company Name	Primary Exchange	Assigned Index Weight for Quarterly Rebalance	Country of Domicile
ABX	BARRICK GOLD CORP	NYSE	15.00%	Canada
AEM	AGNICO EAGLE MINES LTD	NYSE	5.00%	Canada
AUY	YAMANA GOLD INC	NYSE	5.00%	Canada
CDE	COEUR D’ALENE MINES CORP	NYSE	5.00%	United States
EGO	ELDORADO GOLD CORP.	AMEX	5.00%	Canada
GFI	GOLD FIELDS LTD -ADR	NYSE	5.00%	South Africa
GG	GOLDCORP INC	NYSE	10.00%	Canada
GOLD	RANDGOLD RES LTD	NASDAQ	5.00%	Jersey
GSS	GOLDEN STAR RESOURCES LTD	AMEX	5.00%	United States
HL	HECLA MINING CO	NYSE	5.00%	United States
HMY	HARMONY GOLD MINING LTD -ADR	NYSE	5.00%	South Africa
IAG	IAMGOLD CORP	AMEX	5.00%	Canada
KGC	KINROSS GOLD CORP	NYSE	5.00%	Canada
MDG	MERIDIAN GOLD INC	NYSE	5.00%	United States
NEM	NEWMONT MINING CORP	NYSE	15.00%	United States

As of August 23, 2007, the actual weight of each Index Component Stock is as follows:

Symbol	Company Name	Primary Exchange	Weight
ABX	BARRICK GOLD CORP	NYSE	17.74%
NEM	NEWMONT MINING CORP	NYSE	15.88%
GG	GOLDCORP INC	NYSE	9.80%
AEM	AGNICO EAGLE MINES LTD	NYSE	6.03%
GOLD	RANDGOLD RES LTD	NASDAQ	5.39%
MDG	MERIDIAN GOLD INC	NYSE	5.09%
HL	HECLA MINING CO	NYSE	5.00%
IAG	IAMGOLD CORP	AMEX	4.99%
GFI	GOLD FIELDS LTD -ADR	NYSE	4.70%
CDE	COEUR D’ALENE MINES CORP	NYSE	4.67%
EGO	ELDORADO GOLD CORP.	AMEX	4.60%
KGC	KINROSS GOLD CORP	NYSE	4.60%
GSS	GOLDEN STAR RESOURCES LTD	AMEX	4.24%
AUY	YAMANA GOLD INC	NYSE	4.07%
HMY	HARMONY GOLD MINING LTD -ADR	NYSE	3.22%

Amex has in the past changed and, at any time, may change the number or assigned weighting of stocks included in comprising the Index by adding or deleting one or more stocks, and it has in the past replaced and, at any time, may replace one or more stocks included in the Index with one or more substitute stocks of its choice, if in its discretion such addition, deletion or replacement is necessary or appropriate to maintain the quality and/or character of the Index. However, in order to reduce turnover in the Index, Amex generally attempts to combine additions and deletions to the Index with a scheduled rebalancing. Historically, most discretionary component changes have been made in connection with the annual June review.

Discontinuation of The AMEX Gold BUGS Index®; Alteration of Method of Calculation

Amex has no obligation to continue to publish, and it may discontinue the publication of, The AMEX Gold BUGS Index. If Amex discontinues publication of the Index and Amex or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued AMEX Gold BUGS Index® (such index being referred to herein as an “AMEX Gold BUGS Index® Successor Index”), then The AMEX Gold BUGS Index® closing level will be determined by reference to the level of such AMEX Gold BUGS Index® Successor Index at the close of trading on the relevant exchange or market for The AMEX Gold BUGS Index® Successor Index on each relevant Index Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date or dates as set forth in the relevant terms supplements.

Upon any selection by the calculation agent of an AMEX Gold BUGS Index® Successor Index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Amex discontinues publication of The AMEX Gold BUGS Index prior to, and such discontinuation is continuing on, an Index Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date or dates as set forth in the relevant terms supplement and the calculation agent determines, in its sole discretion, that no AMEX Gold BUGS Index® Successor Index is available at such time, or the calculation agent has previously selected an AMEX Gold BUGS Index® Successor Index and publication of such AMEX Gold BUGS Index® Successor Index is discontinued prior to, and such discontinuation is continuing on, such Index Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date, or if AMEX (or the publisher of any AMEX Gold BUGS Index® Successor Index) fails to calculate and publish a closing level for The AMEX Gold BUGS Index® (or any AMEX Gold BUGS Index® Successor Index) on any date when it would ordinarily do so in accordance with its customary practice, then the calculation agent will determine the Index closing level on such date. The Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating The AMEX Gold BUGS Index® or AMEX Gold BUGS Index® Successor Index, as applicable, last in effect prior to such discontinuation or failure to calculate or publish a closing level for the Index, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising The AMEX Gold BUGS Index® or AMEX Gold BUGS Index® Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication or failure to calculate or publish the closing level of The AMEX Gold BUGS Index® may adversely affect the value of the notes.

As used herein, “closing price” of a security, on any particular day, means the last reported sales price for that security on the relevant exchange at the scheduled weekday closing time of the regular trading session of the relevant exchange. If, however, the security is not listed or traded on a bulletin board, then the closing price of the security will be determined using the average execution price per share that an affiliate of Lehman Brothers Holdings, Inc. pays or receives upon the purchase or sale of the security used to hedge Lehman Brothers Holdings Inc. obligations under the notes. The “relevant exchange” for any security (or any combination thereof then underlying The AMEX Gold BUGS Index® or any Successor Index) means the primary exchange, quotation system (which includes bulletin board services) or other market of trading for such security.

If at any time the method of calculating The AMEX Gold BUGS Index® or an AMEX Gold BUGS Index® Successor Index, or the level thereof, is changed in a material respect, or if The AMEX Gold BUGS Index® or an AMEX Gold BUGS Index® Successor Index is in any other way modified so that The AMEX Gold BUGS Index® or such AMEX Gold BUGS Index® Successor Index does not, in the opinion of the calculation agent, fairly represent the level of The AMEX Gold BUGS Index or such AMEX Gold BUGS Index® Successor Index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which The AMEX Gold BUGS Index® closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to The AMEX Gold BUGS Index® or such AMEX Gold BUGS Index® Successor Index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to The AMEX Gold BUGS Index® or such AMEX Gold BUGS Index® Successor Index, as adjusted. Accordingly, if the method of calculating The AMEX Gold BUGS Index® or an AMEX Gold BUGS Index® Successor Index is modified so that the level of The AMEX Gold BUGS Index® or such AMEX Gold BUGS Index® Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in The AMEX Gold BUGS Index®), then the calculation agent will adjust its calculation of The AMEX Gold BUGS Index® or such AMEX Gold BUGS Index® Successor Index in order to arrive at a level of The AMEX Gold BUGS Index® or such AMEX Gold BUGS Index® Successor Index as if there had been no such modification (e.g., as if such split had not occurred).

License Agreement with the Amex

Lehman Brothers Holdings Inc. is expected to enter into a non-exclusive license agreement with the American Stock Exchange, which would grant Lehman Brothers Holdings Inc. and certain of its affiliated or subsidiary companies a license, in exchange for a fee, to use The AMEX Gold BUGS Index® in connection with certain products, including the notes.

THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY AMEX (INCLUDING ITS AFFILIATES). AMEX HAS NOT PASSED ON THE LEGALITY OR SUITABILITY OF, OR THE ACCURACY OR ADEQUACY OF DESCRIPTIONS AND DISCLOSURES RELATING TO THE NOTES. AMEX MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED TO THE OWNERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE NOTES PARTICULARLY, OR THE ABILITY OF THE AMEX GOLD BUGS INDEX® TO TRACK GENERAL STOCK MARKET PERFORMANCE. AMEX HAS NO RELATIONSHIP TO LEHMAN BROTHERS HOLDINGS INC. OTHER THAN THE LICENSING OF THE AMEX GOLD BUGS INDEX® AND THE RELATED TRADEMARKS FOR USE IN CONNECTION WITH THE NOTES, WHICH INDEX IS DETERMINED, COMPOSED AND CALCULATED BY AMEX WITHOUT REGARD TO LEHMAN BROTHERS HOLDINGS INC. OR THE NOTES. AMEX HAS NO OBLIGATION TO TAKE THE NEEDS OF LEHMAN BROTHERS HOLDINGS INC. OR THE OWNERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE AMEX GOLD BUGS INDEX®. AMEX IS NOT RESPONSIBLE FOR, AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES FOR, OR QUANTITIES, OF THE NOTES OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE NOTES ARE TO BE CONVERTED INTO CASH. AMEX HAS NO LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE NOTES.

AMEX HAS NO OBLIGATION TO CONTINUE THE CALCULATION AND DISSEMINATION OF THE AMEX GOLD BUGS INDEX® AND THE METHOD BY WHICH THE AMEX GOLD BUGS INDEX® IS CALCULATED AND THE NAME “AMEX GOLD BUGS INDEX®” MAY BE CHANGED AT DISCRETION. NO INFERENCE SHOULD BE DRAWN FROM THE INFORMATION CONTAINED IN THIS UNDERLYING SUPPLEMENT THAT AMEX MAKES ANY REPRESENTATION OR WARRANTY, IMPLIED OR EXPRESS, TO YOU OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE NOTES IN PARTICULAR OR THE ABILITY OF THE AMEX GOLD BUGS INDEX® TO TRACK GENERAL STOCK MARKET PERFORMANCE. AMEX HAS NO OBLIGATION TO TAKE INTO ACCOUNT YOUR INTEREST, OR THAT OF ANYONE ELSE HAVING AN INTEREST IN DETERMINING, COMPOSING OR CALCULATING THE AMEX GOLD BUGS INDEX®. AMEX IS NOT RESPONSIBLE FOR, AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES FOR OR QUANTITIES OF, THE NOTES OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE NOTES ARE TO BE SETTLED IN CASH. AMEX HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE NOTES. THE USE OF AND REFERENCE TO THE AMEX GOLD BUGS INDEX® IN CONNECTION WITH THE NOTES HAVE BEEN CONSENTED TO BY AMEX.

AMEX DISCLAIMS ALL RESPONSIBILITY FOR ANY INACCURACIES IN THE DATA ON WHICH THE AMEX GOLD BUGS INDEX® IS BASED, OR ANY MISTAKES OR ERRORS OR OMISSIONS IN THE CALCULATION OR DISSEMINATION OF THE AMEX GOLD BUGS INDEX®.